Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Water On Demand, Inc.	Texas
Water On Demand #1, Inc.	Nevada
Water On Demand #2, Inc. (inactive)	Nevada
Water On Demand #3, Inc. (inactive)	Nevada
Water On Demand #4, Inc. (inactive)	Nevada